Exhibit 99.2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2017 and 2016 included as Exhibit 1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2016, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2016 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK-cells, and T-cells. Our proprietary, next-generation bispecific antibodies, which we call TandAbs because of their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells. Our TandAbs have the ability to bring NK-cells or T-cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our TandAbs bind to their targets with high affinity and have half-lives that allow regular intravenous administration, with different dosing schemes being explored to allow for improved exposure in heavily pretreated patient populations. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and milestone payments for collaborative research and development services. Through June 30, 2017, we have raised an aggregate of €196.7 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of June 30, 2017, we had an accumulated deficit of €168.1 million.

We expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a combined phage and yeast display antibody library and a proprietary algorithm to optimize affinity, stability and manufacturing efficiency. AbCheck also uses their newly developed mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical companies such as Eli Lilly, Daiichi Sankyo,

Pierre Fabre and others.

We have a subsidiary, Affimed Inc., in the U.S. with senior employees in investor relations, business development and clinical operations.

Recent Developments

In January and February 2017, Affimed completed an underwritten public offering on the Nasdaq Global Market, raising a total of €16.4 million in net proceeds and in May 2017, Affimed drew the second tranche of €2.5 million of the existing credit facility with SVB.

Affimed supported the clinical development of Amphivena’s T-cell-redirecting bispecific CD33/CD3 TandAb antibody AMV564 in a Series A extension financing of Amphivena. The remaining commitment of €0.6 million was invested in Amphivena in March 2017.

In March 2017, the Company entered into a termination agreement with its COO, Dr. Jörg Windisch, who left the Company at the end of June 2017. Dr. Windisch has accepted a position on the executive committee of a non-competing company focusing on the large-scale manufacturing of biologics and the development of biosimilars. He has been continuing to support Affimed as a consulting expert following his departure.

At the Annual General Meeting held in June 2017, the shareholders of Affimed approved all agenda items, including the appointment of a new Managing Director, Dr. Wolfgang Fischer, as our new chief operating officer.

Collaboration and License Agreements

There have been no material changes to our license agreements from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–License Agreements” in the Annual Report.

Research and Development Expense

We will use our existing liquidity primarily to fund research and development expense. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

•	AFM13. We initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in patients with relapsed/refractory Hodgkin Lymphoma, or r/r HL in 2016. Different dosing protocols are being explored in the monotherapeutic phase 2a clinical trial of AFM13 in patients with r/r HL, to allow for improved exposure in more heavily pretreated patient populations. The study is now open to begin recruiting under the new study design which includes patients pre-treated with both BV and anti-PD-1. Our collaboration with the MD Anderson Cancer Center to test AFM13 in combination with their proprietary adoptive NK-cell technology is ongoing in a preclinical setting. In addition, we are supporting a clinical study of AFM13 in patients with CD30+ lymphoma which has recently been initiated by Columbia University. We anticipate that our research and development expenses in the remainder of 2017 for AFM13 will increase compared to those for the first half of 2017.

•	AFM11. The phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL, is ongoing and recruiting with a modified dose regimen. A phase 1 clinical study of AFM11 in patients with ALL commenced in the third quarter of 2016 and is enrolling. We anticipate that our research and development expenses in the remainder of 2017 for AFM11 will increase compared to those for the first half of 2017.

•	Other projects and infrastructure costs. Our other research and development expenses relate to our preclinical studies of our solid tumor candidate, AFM24 and our multiple myeloma program AFM26 and early stage development / discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs in the remainder of 2017 will be approximately at the same level as the first half 2017.

Results of Operations

The financial information shown below was derived from our unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2016 and 2017. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended June 30, 2016 and 2017

	Three months ended June 30,
	2016	2017
	(unaudited)
	(in € thousand)

Total Revenue:	2,069	508
Other income (expenses)—net	38	93
Research and development expenses	(8,628)	(5,431)
General and administrative expenses	(1,965)	(1,969)
Operating loss	(8,486)	(6,799)
Finance income/(costs)—net	450	(1,169)
Loss before tax	(8,036)	(7,968)
Income taxes	(1)	21
Loss for the period	(8,037)	(7,947)
Total comprehensive loss	(8,037)	(7,947)
Loss per common share in € per share (undiluted)	(0.24)	(0.18)
Loss per common share in € per share (diluted)	(0.24)	(0.18)

Revenue

Revenue decreased to €0.5 million in the three months ended June 30, 2017 from €2.1 million for the three months ended June 30, 2016. Revenue in the three months ended June 30, 2016 primarily related to service revenue under the Amphivena agreement, revenue from a milestone achieved under the LLS collaboration and revenue generated by AbCheck, while revenue in the three months ended June 30, 2017 included revenue generated by AbCheck and revenue from services provided to Amphivena.

Research and development expenses

	Three months ended June 30,
R&D Expenses by Project	2016	2017	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	3,687	1,293	(65%)
AFM11	770	658	(15%)
Other projects and infrastructure costs	3,850	3,352	(13%)
Share-based payment expense	321	128	(60%)
Total	8,628	5,431	(37%)

Research and development expenses amounted to €5.4 million in the three months ended June 30, 2017 compared to research and development expenses of €8.6 million in the three months ended June 30, 2016. The variances in project-related expenses between the three months ended June 30, 2016 and the corresponding period in 2017 are mainly due to the following projects:

•	AFM13. In the three months ended June 30, 2017 we incurred lower expenses (-65%) than in the three months ended June 30, 2016. The expenses in the three months ended June 30, 2017 related predominantly to our ongoing manufacturing activities for clinical trial material, including material for our additional clinical trials with AFM13 and to the conduct of the phase 1b combination trial of AFM13 with Merck’s anti PD-1 antibody Keytruda in patients with r/r HL. In the three months ended June 30, 2016, expenses related predominantly to the ongoing conduct of the phase 2a study and our ongoing manufacturing activities for clinical trial material, as well as to the preparation of the phase 1b combination trial of AFM13 with Merck’s anti PD-1 antibody Keytruda.

•

AFM11. In the three months ended June 30, 2017, research and development expenses were slightly lower (-15%) compared to the three months ended June 30, 2016. The expenses in the three months ended June 30, 2017 related to the ongoing phase 1 clinical study in NHL and the phase 1 dose-finding study in ALL, whereas expenses in the three months ended June 30, 2016 related to the ongoing phase 1 clinical study in NHL and the preparation of the phase 1 dose-finding study in ALL.

•

Other projects and infrastructure costs. In the three months ended June 30, 2017, expenses were slightly lower (-13%) than in the three months ended June 30, 2016 primarily due to lower expenses incurred in relation to our discovery/early stage development activities. The costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs were on par with those of the previous year. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects.

General and administrative expenses

General and administrative expenses were unchanged and amounted to €2.0 million both in the three months ended June 30, 2017 and in the three months ended June 30, 2016. The amount includes share-based compensation of €0.3 million compared to €0.5 million in the comparative period of 2016.

Finance income / (costs)-net

Finance costs for the three months ended June 30, 2017 totaled €1.2 million, compared to finance income of €0.5 million for the three months ended June 30, 2016. Finance costs in the three months ended June 30, 2017 primarily include foreign exchange losses of €1.2 million, while finance income in the three months ended June 30, 2016 included €0.6 million of exchange gains.

Comparison of the six months ended June 30, 2016 and 2017

	Six months ended June 30,
	2016	2017
	(unaudited)
	(in € thousand)

Total Revenue:	4,005	907
Other income/(expenses)—net	124	84
Research and development expenses	(15,696)	(10,873)
General and administrative expenses	(4,058)	(4,215)
Operating loss	(15,625)	(14,097)
Finance income/(costs)—net	(872)	(1,625)
Loss before tax	(16,497)	(15,722)
Income taxes	(2)	20
Loss for the period	(16,499)	(15,702)
Total comprehensive loss	(16,499)	(15,702)
Loss per common share in € per share (undiluted)	(0.50)	(0.37)
Loss per common share in € per share (diluted)	(0.50)	(0.37)

Revenue

Revenue decreased by 77% from €4.0 million in the six months ended June 30, 2016 to €0.9 million for the six months ended June 30, 2017; €0.2 million of revenue in 2017 related to services rendered to Amphivena (2016: €2.8 million), €0.5 million to AbCheck services (2016: €0.8 million) and €0.2 million (2016: €0.4 million) to the LLS collaboration.

Research and development expenses

	Six months ended June 30,
R&D Expenses by Project	2016	2017	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	6,257	2,765	(56%)
AFM11	1,085	1,296	19%
Other projects and infrastructure costs	7,659	6,598	(14%)
Share-based payment expense	695	214	(69%)
Total	15,696	10,873	(31%)

Research and development expenses decreased from €15.7 million in the six months ended June 30, 2016 to €10.9 million in the six months ended June 30, 2017. The variances in project-related expenses between the six months ended June 30, 2017 and the corresponding period in 2016 are mainly due to the following projects:

•	AFM13. In the six months ended June, 2017, we incurred significantly lower expenses than in the six months ended June 30, 2016. The expenses in the six months ended June 30, 2017 related predominantly to our ongoing manufacturing activities for clinical trial material, including material for our additional clinical trials with AFM13 and to the conduct of the phase 1b combination trial of AFM13 with Merck’s anti PD-1 antibody Keytruda in patients with r/r HL. In the six months ended June 30, 2016, expenses related predominantly to the ongoing conduct of the phase 2a study and our ongoing manufacturing activities for clinical trial material, as well as to the preparation of the phase 1b combination trial of AFM13 with Merck’s anti PD-1 antibody Keytruda.

•

AFM11.  In the six months ended June 30, 2017, research and development expenses were higher than in the six months ended June 30, 2016. The expenses in the six months ended June 30, 2017 related to the ongoing phase 1 clinical study in NHL and the phase 1 dose-finding study in ALL, whereas expenses in the six months ended June 30, 2016 related to the ongoing phase 1 clinical study in NHL and the preparation of the phase 1 dose-finding study in ALL.

•	Other projects and infrastructure costs. In the six months ended June 30, 2017, expenses were slightly lower than in the six months ended June 30, 2016 primarily due to lower expenses incurred in relation to our discovery/early stage development activities. The costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs were on par with those of the previous year. Because these costs are less dependent on individual ongoing programs, they are not allocated to specific projects.

General and administrative expenses

General and administrative expenses were nearly unchanged with €4.2 million of expenses in the six months ended June 30, 2017 compared to €4.1 million in the six months ended June 30, 2016. The amount includes share-based compensation of €0.8 million in the six months ended June 30, 2017 compared to €1.1 million in the comparative period of 2016.

Finance income / (costs)-net

Finance costs for the six months ended June 30, 2017 were €1.6 million, compared with of €0.9 million for the six months ended June 30, 2016. Finance costs in the six months ended June 30, 2017 include foreign exchange losses of €1.5 million compared to €0.5 million in 2016.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans, grants and revenues from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the six months ended June 30, 2016 and 2017:

	Six months ended June 30,
	2016	2017
	(unaudited)
	(in € thousand)

Net cash used in operating activities	(16,978)	(13,083)
Net cash used for/generated from investing activities	(18,296)	4,200
Net cash generated from/used in financing activities	(357)	18,909
Net changes to cash and cash equivalents	(35,631)	10,026
Cash and cash equivalents at the beginning of the period	76,740	35,407
Exchange rate related changes of cash and cash equivalents	(506)	(947)
Cash and cash equivalents at the end of the period	40,603	44,486

Net cash used in operating activities of €13.1 million in the six months ended June 30, 2017 is lower than net cash used in operating activities in the six months ended June 30, 2016 (€17.0 million) primarily due to lower cash expenditure for research and development efforts. The investing activities primarily relate to investments in and proceeds from the sale or maturity of financial assets. In the six months ended June 30, 2017, the Company obtained net proceeds from financial assets of €4.5 million which includes proceeds of €9.2 million from maturing certificates of deposit while it had invested €18.1 million in the comparative period. Net cash generated from financing activities relate to the proceeds from the public offering in January and February 2017 and the drawdown of second tranche of the existing SVB credit facility in May 2017.

Cash and Funding Sources

Our cash and cash equivalents as of June 30, 2017 were €44.5 million, and we had certificates of deposit of €4.4 million due within six months or less. Accordingly, our liquidity amounted to €48.9 million, compared with €44.9 million as of December 31, 2016. Funding sources generally comprise proceeds from the issuance of equity instruments, revenues from collaboration agreements, loans and government grants.

In January 2017, we issued 28,870 shares and received proceeds of €58 in connection with our at-the-market sales agreement.

In January and February 2017, we issued 10,646,742 common shares in a public offering at a price of $1.80 per common share and received net proceeds of approximately €16.4 million.

At the end of May 2017, we drew the second tranche (€2.5 million) of the existing credit facility with SVB, and issued 53,395 new warrants at an exercise price of $2.30 per common share.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. If we receive regulatory approval for AFM13, AFM11, AFM24, AFM26 or other earlier programs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also continue to incur substantial costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements at least until the end of 2018. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaboration, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares. In addition, in May 2017 we amended our loan agreement with SVB to extend the availability period of the remaining loan amount (third tranche: €2.5 million) through September 30, 2017. If the conditions as set out in the loan agreement were satisfied and we decided to draw the third tranche, we would be required to issue to the lender additional warrants exercisable for the Company’s shares in an amount equal to 9.5% of the additional amount drawn, subject to a maximum aggregate number of shares equal to 0.5% of the outstanding share capital of the Company at the time of the drawdown of the third tranche.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

In connection with out drawdown of the second tranche of our SVB loan, we must repay an additional amount to SVB for such second tranche including interest (€3.0 million) which will mature in May 2020. Otherwise, as of the date of this discussion and analysis there are no material changes to our contractual obligations from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Contractual Obligations and Commitments” in the Annual Report.

Off-balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than operating leases as described under “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” in the Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

During the six months ended June 30, 2017, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

We refer to note 2 of the notes to the unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2016 and 2017 with regard to the impact of recent accounting pronouncements.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of June 30, 2017, our accumulated deficit was €168.1 million;

•	the chance our clinical trials may be delayed or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

•	our reliance on sponsors of, and clinical investigators in, trials of our product candidates, contract manufacturers and contract research organizations over which we have limited control;

•	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•	our dependence on the success of AFM13 and AFM11, which are still in clinical development and may eventually prove to be unsuccessful;

•	uncertainty surrounding whether the clinical development steps up to commercialization will gain regulatory approval;

•	the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation that may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with the DKFZ, Xoma, LLS, Merck, The MD Anderson Cancer Center, Amphivena and Amphivena’s other investors and partners, including MPM Capital and Calibrium (formerly Aeris Capital), and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our ability to scale-up manufacturing processes of our product candidates and also to reduce the cost of manufacturing our product candidates in advance of any commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	other risk factors discussed under “Risk factors” in the Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.